UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 30, 2016

POMM, INC.

(Exact name of issuer as specified in its charter)

Nevada	81-0795779
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

985 Citadel Drive N.E. Atlanta GA 30324

(Full mailing address of principal executive offices)

1-917-300-0651

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, no par value

Item 9. Other Events (Quarterly Financials)

The prupose of this current report on Form 1-U for June 30, 2016, filed with the Securities and Exchange Commission on October 7, 2016 (the “Form 1-U”), is to provide the following unaudited consolidated financial information for the Six months ended June 30, 2016, for Pomm, Inc. (“we,” “us” or “our”) (the “Pomm”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since our incorporation in July 15, 2015, we have been engaged primarily in developing the design of the various POMM devices and obtaining loans and funds from investors to fund the continuous marketing of our Reg. A+ offering.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.  We completed the initial design for the Pomm case for the Smartphones  as well as our business model.

Cash investment has totaled $3.4 million net of related expenses, from incorporation through June 30, 2016 and loans have totaled $1.1 million from incorporation through June 30, 2016.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until mid-2017.

Six Months Ended June 30, 2016 Compared to June 30, 2015.  Operating expenses for the Six months ended June 30, 2016 decreased by 30% over the comparable 2015 period, due to reduced general and administrative costs above the increase in engineering, research and development.

Debt Costs:

Our net loss for the nine months ended June 30, 2016 was $0.6 million, as compared to $0.8 million for the comparable 2015 period, a decrease of 30%.  Our accumulated deficit was $5.3 million at June 30, 2016.

Liquidity and Capital Resources

As of June 30, 2016, we had cash of $0.1 million and a working capital deficit of $0.5 million, as compared to cash of $0.04 million and a working capital deficit of $0.2 million at June 30, 2016.

On the 27th of January 2016, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933 with the Securities and Exchange Commission.  Pursuant to which we are offering of 802,065 shares of common stock on a “best efforts” basis, at a price of $12.47 per share.  On September 30, 2016, we had zero of deferred offering costs, which will be offset against offering proceeds upon the completion of the offering or expensed upon abandonment of the offering.   The offering is still open as of now, with a total of 7,700 shares sold as of today for gross proceeds of $96,118.76. No reselling shareholder has currently resold shares.

Future Financing

To date, $3.4 million has been invested in phone case engineering and development. Funding from our Regulation A offering will be used to Manufacture and Market it.  We are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture debt arrangements and capital leasing on equipment.

POMM INC, and OS have completed the first stage by submitting an application for a loan of approximately $50,000 with EXO Opportunity Fund LLC, the proceeds of which would be used to invest in marketing only.

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POMM, INC.

(AN NEVADA CORPORATION)

BALANCE SHEETS

JUNE 30, 2016 AND DECEMBER 31, 2015

THOUSAND$

	Unaudited
	June 30, 2016	December 31, 2015
Assets
Current Assets
Cash and cash equivalents	$110	$250
Restricted cash held in escrow
Prepaid expenses and other current assets	144	136
Total Current Assets	254	386

Restricted cash held for customer deposits
Machinery and equipment, net	8	9
Facility under capital sublease, net
Other assets
Deferred offering costs
Total Assets	$262	$395
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$1135	$975
Customer deposits
Advances due to related party
Interest payable, current portion
Note payable, net of discount
Notes payable due to related party, net of discount	1008	749
Total Current Liabilities	2143	1724

Customer deposits, net of current portion
Interest payable, net of current portion
Convertible notes payable, net of discount		-
Notes payable, net of current portion and discount
Notes payable due to related party, net of discount	-
Capital sublease obligation
Total Liabilities	2143	1724
Commitments and contingencies (see notes to financial statements)
Stockholders' deficit:
Common stock, $0.00001 par value, 500,000,000 shares authorized, 1,452,521 shares issued and outstanding	3384	1862
Convertible share options		-
Accumulated deficit	(5265)	(4437)
Total stockholders' deficit	(1881)	(890)
Total Liabilities and Stockholders Deficit	$262	$395

See accompanying notes to financial statements

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POMM, INC.

(AN NEVADA CORPORATION)

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

THOUSAND$

	Unaudited
	September 30, 2016	September 30, 2015
Costs and Expenses:

Research and development, net	337	441
General and administrative	442	107

Loss from operations	(779)	(548)

Other income (expense):
Other income
Interest expense	(49)	(27)
Other expense	-	-
Total other income and expenses	(49)	(27)

Net Loss	$(828)	$(575)

Weighted-average number of common shares outstanding	1,650,240	1,272,386

Basic loss per share:	$(0.5)	$(0.45)

See accompanying notes to financial statements

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POMM, INC.

(AN NEVADA CORPORATION)

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

THOUSAND$

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows from operating activities:
Loss for the period	(828)	(575)
Adjustments to reconcile net loss to net cash used in operating activities:	341	343
Net cash used in operating activities	(487)	(232)

Cash flows from investing activities:

Net cash provided by (used in) investing activities	-	-

Cash flows from financing activities:
Proceeds from long-term loans from banks	130	-
Proceeds from Shareholder`s loan	264	254
Repayment of Shareholder's loans	(17)	(36)
Proceeds from short-term loans	-	35
Repayment of short-term loans	(35)	-
Issuance of ordinary shares	5	-

Net cash provided by financing activities	347	253

Increase (decrease) in cash and cash equivalents	(140)	21
Cash and cash equivalents at the beginning of the period	250	21
Cash and cash equivalents at end of the period	110	42

Adjustments to reconcile loss to net cash used in operating activities:

	Six months ended June 30,
	2016	2015
	Unaudited

Share-based payment	255	301
Decrease (Increase) in other receivable	(8)	25
Increase (Decrease) in trade accounts payable	33	(2)
Increase (Decrease) in other accounts payable	49	(51)
Increase (Decrease) in employee accruals	(25)	4
Increase (Decrease) in severance pay	8	68
Depreciation expense	1	1
Finance expense, net	28	(3)
	341	343

See accompanying notes to financial statements

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POMM, INC.

(AN NEVADA CORPORATION)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 (UNAUDITED)

The financial information presented should be read in conjunction with the entity's latest annual audited financial statements to obtain full disclosure information.

NOTE 1 BASIS OF PRESENTATION

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2 ORGANIZATION AND BUSINESS ACTIVITIES

The company started manufacturing the first POMM devices and send it to its Subsidiary (OS) Europeans partners for feedback and comments. The Subsidiary reports that the EU fund project its involved is about to finish and the expected date is the 18th of November. The company expects to receive by its Subsidiary another 168K USD at the end of Q1 2017.

NOTE 3 PROPERTY AND EQUIPMENT

IP Status of OSH (OS New Horizon) – As of May 1st. 2016

	File Ref	Application No.	PATENT No.	Registration Date	Status	Action Due/Status
App 1.	2799-US	12/849,971	8,401,875	19-Mar-13	Registered	Renewal due 19-Aug-16
	2862-EP	11752936.2			Pending	Response to Last Office Action filed March-2016; Last Annual Renewal 10-Mar-16
	2863-IL	2011/051002	22175		Registered	Valid till 2030
	2864-CA	2,791,348			Pending	Before Examination last Annual Renewal 10-Mar-16
	2865-CN	201180014831.9			Allowed	Notification of Patent Grant 09-March-16
	2866-IN	2376/MUMNP/2012			Pending	Request for Examination Filed Mar 14, 2016 Awaiting Examination
	2867-JP	2012-556636	5659246	05-12-2014	Registered	Registration Fees paid
	2868-KR	10-2012-7026679			Pending	Examination Requested 10-Mar-16
	2869-RU	2012137172	2558617	06-07-2015	Registered	Valid till 10-03-2031
	2884-HK	13106579.1			Pending	Allowance expected Based on China Allowance
App 2.	2973-US	14795108			US Utility	US National Filed 9 -July 2015
App 3.	2951- PC	62/108,614			PCT Application	PCT Application Filed on 28-Jan-16, very good examination
App 4.	2998-PC	62/117,463			PCT Application	PCT Application Filed on 18-Feb-16, very good examination
App 5.	2986-USP	62/237,682			Provisional Application	Filed on 10-Jun-15

1.	A SECURED PERSONAL DATA HANDLING AND MANAGEMENT SYSTEM
2.	A METHOD AND A DEVICE TO DETECT AND MANAGE NON LEGITIMATE USE OR THEFT OF A MOBILE COMPUTERIZED DEVICE
3.	A MOBILE DEVICE AND A SYSTEM TO SECURELY STORE AND MANAGE USER'S HEALTH RECORDS USING INTERNET AND CELLULAR NETWORKS
4.	A MOBILE DEVICE AND SYSTEMS TO SECURELY REMOTELY ACCESS, MANAGE AND STORE AN ENTERPRISE'S DATA, USING EMPLOYEES' ADD-ON MOBILE DEVICES
5.	MOBILE DEVICE AND METHOD PROVIDING SECURE DATA ACCESS, MANAGEMENT AND STORAGE OF MASS PERSONAL DATA

Italic Green: Patents Granted

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POMM, INC.

(AN NEVADA CORPORATION)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 UNAUDITED

NOTE 4 CUSTOMER DEPOSITS

No Revenues yet from customers

NOTE 5 DEFERRED OFFERING COSTS

No defer costs

NOTE 6 LONG TERM DEBT

One Long term loan of $22,000 USD

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POMM, INC.

(AN NEVADA CORPORATION)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2016 UNAUDITED

NOTE 7 COMMITMENTS AND CONTINGENCIES

No commitments and Contingencies

NOTE 8 TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A. Transactions:

	As of June 30,
	2016	2015
	USD in thousands

Payroll and related expenses	24	21
Professional services	30	15
	54	36

B. Balances:

	As of
	June 30, 2016	December 31, 2015
	USD in thousands

Employees and payroll accruals	1	3
Other accounts payable	155	125
Severance pay	384	384
Shareholder's loan (see also Note 6)	1,008	749
	1,550	1,261

NOTE 9 SUBSEQUENT EVENTS

1.	On June 29, 2016 the Company signed an update to the employment agreement with it's CEO David Freidenberg. The updated included the following terms:

a.	David shall be entitled to an annual bonus in the amount of 10% of the Company's net profit.

b.	In case of any Exit Event (as defined in the agreement), and subject to a suitable resolution by the company David shall be entitled to a special bonus, that equals to 4% of the proceeds actually received by the Company or by the shareholders of the Company (as the case may be) in the course of such Exit Event.

c.	As of September 29, 2016, David shall be entitled to an additional 50,000 options fully vested.

2.	The Company on October 5, 2016 entered into a loan agreement with EXO Opportunity Fund, LLC for $50,000 to retain a marketing Company performing the Regulation A offering.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMM, INC. (Exact name of issuer as specified in its charter)

By:	/s/ David Freidenberg
David Freidenberg
Chief Executive Officer

By:	/s/ Rachel Koren
Chief Financial Officer

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